Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

EnerSys

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges of the Company for the five fiscal years ended March 31, 2013:

	Fiscal year ended March 31,
	2013	2012	2011	2010	2009
	(dollars in thousands)
Earnings:
Income before provision for income taxes	$230,233	$191,259	$151,444	$87,255	$119,100
Plus: fixed charges	29,977	27,821	32,679	32,573	37,544

Total	$260,210	$219,080	$184,123	$119,828	$156,644

Fixed charges:
Interest expense including capitalized interest	$18,947	$17,281	$23,330	$23,587	$27,795
Interest within rental expense	11,030	10,540	9,349	8,986	9,749

Total	$29,977	$27,821	$32,679	$32,573	$37,544

Ratio of earnings to fixed charges	8.68	7.87	5.63	3.68	4.17

NOTE: These ratios include EnerSys and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from operations before income taxes plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, including non-cash interest accreted on Convertible Notes of $7,001, $6,436, $5,917, $5,439 and $4,261, respectively, for fiscal 2013 through fiscal 2009, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing one-third of total operating lease rental expense, which is that portion deemed to be interest. Interest related to uncertain tax positions is included in the tax provision in the Company’s Consolidated Statements of Income and is excluded from the computation of fixed charges.